Exhibit 99.1

FOR IMMEDIATE RELEASE

HORIZON COMPACT+ AND AVENUE LINK 60 GHZ FREQUENCY NOW COMMERCIALLY AVAILABLE

60 GHz technology increases options for Small Cell network deployments

Ottawa, Canada, November 13, 2013 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced the commercial availability of its 60 GHz technology in the Horizon® Compact+ and Avenue Link product lines. Currently in production, DragonWave’s 60 GHz products have already been deployed in successful small cell mobile operator trials. These products are well suited for metro deployment in small cell architectures due to their small form factor and high-capacity, low-delay transport capabilities.   Because the 60 GHz spectrum is widely available and generally offered at a lower cost than other bands, the newly incorporated technology offers network operators more product options to cost effectively plan and deploy emerging small cell and LTE/LTE-A backhaul deployments around the world.

First deployments and small cell trials have verified the operational feasibility of 512 QAM at 60 GHz, with reaches over 1 Km. The integrated 5” antenna makes the 60 GHz Avenue Link product a logical choice for urban deployments on street furniture.  The initial deployments of 60 GHz have also achieved 0.1 ms delay to support LTE backhaul.  In addition, the trials characterized DragonWave’s unique bandwidth accelerator technology, with some trials yielding capacity and spectral efficiency improvements greater than 50%.

“60 GHz is globally available and emerging as a viable, low-cost spectrum that will be a key building block for large scale small cell networks, said Greg Friesen, vice president of Product Management, DragonWave. “We’re confident that the commercial release of this band adds a new, useful element to the operator’s toolbox and it is an important addition to our expanding Small Cell portfolio.”

DragonWave’s Horizon Compact+ all outdoor microwave system delivers the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. DragonWave’s Avenue link offers a hardened all-outdoor small cell backhaul solution that combines a high capacity packet microwave system, flat-mini antenna and system cover in a small, zoning-optimized form factor.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts
Nadine Kittle	Russell Frederick	Becky Obbema
Marketing Communications	CFO	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	rfrederick@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-599-9991 ext 2253	Tel: (408) 778-2024